Kenneth L. Betts

214-453-6435

KBetts@winston.com

June 1, 2017

Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Plymouth Industrial REIT, Inc. Amendment No. 8 to Registration Statement on Form S-11 File No. 333-196798

Dear Mr. Kluck:

On behalf of Plymouth Industrial REIT, Inc. (the “Company”), we are providing this letter in response to the verbal comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received May 26, 2017 (the “Comments”) regarding Amendment No. 7 (“Amendment No. 7”) to the Company’s Registration Statement on Form S-11 (File No. 333-196798) (the “Registration Statement”).

The Company is concurrently filing via EDGAR today Amendment No. 8 to the Registration Statement (“Amendment No. 8”), which includes changes to Amendment No. 7 in response to the Comments, as well as other changes. We have enclosed with this letter a marked copy of Amendment No. 7, which reflects all changes to Amendment No. 7.

For your convenience, the Staff’s Comments have been repeated herein in bold font, with the Company’s responses immediately following each of the Staff’s comments. Unless otherwise indicated, page references in the descriptions of the Staff’s Comments refer to Amendment No. 7, and page references in the responses refer to Amendment No. 8. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 8.

General

1.	Please provide footnote disclosure to the pro forma balance sheet regarding the issuance of the 125,000 shares of restricted stock to the executive officers and independent directors.

Response: In response to the Staff’s comment, the Company has added the requested disclosure in Note 1(A) on page F-6.

Mr. Tom Kluck

June 6, 2017

2.	Please provide disclosure in the pro forma income statements reflecting the expense associated with the issuance of the 125,000 shares of restricted stock to the executive officers and independent directors.

Response: In response to the Staff’s comment, the Company has added the requested disclosure in the pro forma statements of operations on pages 14, 15, 47, 48, 60, 61, F-4 and F-5 and the table entitled “Estimated Cash Available for Distribution, as Adjusted” on page 42.

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts

cc: Jeffrey E. Witherell
     Justin R. Salon, Esq.